UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the updated Articles of Association of Zealand Pharma A/S, or the Company. The Articles of Association have been amended to reflect changes approved during Zealand Pharma’s Annual General Meeting 2020.

Furnished as Exhibit 99.1 is the press release (“company announcement”) of Zealand Pharma A/S, dated April 3, 2020, announcing the results of the Annual General Meeting that was held on April 2, 2020. Furnished as Exhibit 99.2 is the presentation from the Annual General Meeting 2020.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas
	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: April 6, 2020

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association

99.1	Press release dated April 3, 2020

99.2	Presentation from Zealand Pharma’s Annual General Meeting 2020

3